EXHIBIT 99.3


                              WPP GROUP PLC ("WPP")



              WPP Executives to Comply Voluntarily with SEC Ruling



WPP (Nasdaq: WPPGY; London Stock Exchange: WPP) announced today that its Chief Executive Officer and Chief Financial Officer intend to comply voluntarily with the Securities and Exchange Commission's order No. 4-460 and certify the Company's Annual Report on Form 20-F for the year ending December 2001 previously filed with the Commission.



WPP is not included on the list of companies attached to the Commission's order, therefore its officers are not required to make this certification. Nevertheless, in view of the recently enacted Sarbanes-Oxley Act of 2002, which imposes similar certification requirements with respect to future filings, and with the objective of continuing to adopt best practice at the earliest possible opportunity, the Company has decided to comply voluntarily with the order.





For further information please contact:



Feona McEwan, WPP       +44 20 7408 2204





www.wpp.com